AGREEMENT

This agreement (the "Agreement") is entered into by and between EPIC Corporation ("EPIC"), a Colorado Corporation, and Tensleep Financial Corporation ("Financial"), a Colorado Corporation, on October 5, 2010.

RECITALS

A.   Financial received an assignment from R Tucker & Associates, Inc. ("R Tucker"), a Colorado Corporation, of a $400,000 interest in a Convertible Promissory Note executed by EPIC on January 4, 2008 in the amount of $500,000 (the "Note") on March 31, 2008.

B.   The Note provides for interest payable quarterly at the rate of 10% per annum, and EPIC has failed to pay any interest and there is now due interest of 2 and one/half years with interest due of $100,000 as of September 30, 2010 (the "Interest").

C.   For the year ending September 30, 2010 Financial had performed consulting services for EPIC for a consulting fee of $100,000 to be paid at the end of the year (the "Consulting Fee").

CONSIDERATION

In consideration of the mutual promises of the parties, the above recitals, and the following terms and conditions, IT IS AGREED:

TERMS AND CONDITIONS

1.   EPIC and Financial agree that the Interest shall be added to the principal of the Note.

2.   EPIC as consideration agrees to issue 1,000,000 shares of EPIC common stock valued at $200,000 as payment of the Consulting Fee.

The parties have executed this agreement on the date hereof set forth.

Tensleep Financial Corporation



By: _____
        Ronald S. Tucker, CEO

EPIC Corporation



By: _____
        Ronald S. Tucker, CEO